Pitney Bowes INC

Annual Report 03

04021001

ARS

P.E. 12-31-03

RECEIVED MAR 2 6 2004 WASH. D.C. 187

PROCESSED

MAR 2 9 2004

THOMSON FINANCIAL

CONTENTS


ENGINEERING
THE FLOW OF
COMMUNICATION™
IT'S WHAT WE DO.



YOU

Your statements. Your contracts. Your records.

Your invoices. Your payments. Your promotions.

These are central to your business. Your revenues.

Your relationships. » Whether they travel by paper or electronically, or both, they have a huge impact on your business. But when they hit a snag, they cost you time, customers and income.

Pitney Bowes is changing all that. We apply intelligent technology and process improvements to transform your mail and documents into powerful tools for advancing business.

This is what we mean by our brand promise: Engineering the flow of communication.™

YOUR CUSTOMER



Pitney Bowes is a stronger, more focused company today than it was a year ago at this time.

Thanks to an exciting portfolio of integrated mail and document solutions, our brand promise of "Engineering the flow of communication™" is taking hold in the marketplace.

More and more, businesses of all sizes understand that they can connect better with their own customers and drive business results through an integrated approach to communications — and that Pitney Bowes is an expert in this area.

For example, in 2003 alone, through our marketing efforts we more than doubled the acceptance of Pitney Bowes as a solutions provider among senior executives.

More on this in a moment. But first a word about the numbers.

Diluted earnings per share excluding special items increased to $2.41 vs. $2.37 a year ago, in line with the guidance we provided Wall Street. We also generated over $850 million in cash from operations and exceeded our target for free cash flow. (See page 29 for the reconciliation of reported consolidated results to adjusted results.)

Our stock price increased 25 percent in 2003. Adding our dividend, we delivered a total return of more than 28 percent.

For a full discussion of our 2003 financial numbers, I invite you to read the letter from Bruce Nolop, our Chief Financial Officer, on page 27 of this report. Bruce outlines how we delivered solid results and established greater financial flexibility for our growth strategies.



For several years, I have talked about our initiatives to enhance our core mailing business and execute our growth strategies by expanding our range of solutions across the entire integrated mail and document management market — an opportunity we size at $250 billion. We made progress on both fronts in 2003.

Enhancing the Core

Customers of our core mailing business are clearly excited about our advanced new solutions combining speed, versatility and software-driven intelligence.

For example:

- Demand for our networked, digital mailing systems remained strong throughout 2003, and by year-end the new digital systems made up more than two-thirds of our U.S. meter base. We continue to progress well ahead of the U.S. Postal Service transition schedule.
- Our IntelliLink™ software for our DM Series™ Digital Mailing Systems is also a hit. We are pleased with the percentage of new customers

signing up for its value-added services, including access to Delivery Confirmation™, Signature Confirmation™, Priority Mail® and Certified Mail™.

- Our Small Business Solutions group remains a major contributor to our revenue and profits, thanks to its strong performance in customer acquisition and retention, product management and cross selling. At year-end, we had a customer base of 825,000, representing a net increase of 100,000 small business customers since the beginning of 2002. The growth in the customer population has also driven small business ancillary revenue to record highs. Our effective use of new distribution channels, including outbound telemarketing, direct mail, the Internet, e-mail and co-marketing with partners like the U.S. Postal Service and Sprint, is helping fuel this success. With over 20 million small businesses in the U.S., there is clearly room for continued growth.

- Our Document Messaging Technologies business, which provides high-end mail and document systems for our largest corporate customers, delivered its strongest six-month performance in several years in the second half of 2003.

  Among our strong portfolio of integrated mail and document solutions, our APS™ Series Advanced Productivity System merits special mention. This high-speed intelligent inserter processes up to 22,000 mail pieces an hour and can be integrated with the DFWorks™ suite for online management of all document processes.

  RR Donnelley, the largest printer in North America, for example, is using the APS™ system to expand its capacity and efficiency without adding floor space. Each APS™ system does the work RR Donnelley previously needed up to three systems to do.

Executing Our Growth Strategies

We made good progress in executing our growth strategies in 2003, particularly in two areas — expanding our participation in the mailstream and better defining our areas of opportunity for enterprise document management solutions.

- **Mailstream Expansion**

  Mail will continue to be a vital component of the communication flow for organizations of all sizes. Our vision is to enhance the value of mail for all users by making it more affordable, accessible, information rich and secure. Both the U.S. Postal Service's 2002 Transformation Plan and the 2003 President's Commission on the United States Postal Service validate this vision for the future of mail.

  We expect the report to be a catalyst for the continued transformation of the mailing industry on a number of fronts, including broader partnerships with the private sector to promote work-sharing discounts; increased retail access to mail services; increased use of technology to add value, reduce costs and enhance security; and continued price stability coupled with increased price flexibility.

  It is in the context of this transformation that I would like to discuss our strategy for mailstream expansion.

  We are expanding our participation in the mailstream beyond solutions for sending out First-Class, transactional business mail. Our intent is to add value at every point in the mail process and to more types of mail, such as marketing mail and consumer-originated mail. Two achievements in 2003 illustrate our success.

  Our successful integration of PSI Group has made us a leader in the $3.6 billion presort market, an exciting new area for us. PSI Group consolidates and presorts mail before it enters the U.S. Postal Service mailstream, helping our customers earn postage discounts and expediting delivery. We have doubled the number of PSI Group presorting facilities from 12 to 24 since the 2002 acquisition. We are now processing about 6 billion pieces of mail a year through our PSI Group network alone — more than most national postal systems around the world.

  We also recently entered into an agreement with eBay® to provide Internet postage services for eBay users. You can learn about this exciting alliance with eBay on page 11.

"We are particularly excited about Customer Communication Management, which we estimate is a $4 billion opportunity."

In addition, hundreds of retail sites have installed our DeliverAbility™ shipping system, giving their customers seven-day-a-week access to carrier shipping services.

- **Enterprise Document Management**
  We have determined that this very large marketplace really consists of a series of markets in which the winners will be those who become experts in unique vertical market applications or who help customers master specific critical business processes.

  A good example is technology that is helping our customers create documents that can be delivered in paper or electronic form with equal ease. We recently adapted our D3® Digital Document Delivery software to accommodate the characters of the Thai alphabet for Thailand Post, paving the way for international use of D3® software. The installation reflects another trend that plays to our strengths — the move by a number of national posts to offer value-added services like Electronic Bill Presentment and Payment.

  We are particularly excited about Customer Communication Management, which we estimate is a $4 billion opportunity. CCM describes how a business can link its customer communications with other business processes, from billing and collections to marketing. This helps strengthen customer relationships and creates opportunities for cross selling.

  We were the first company to be validated by Siebel Systems, Inc., a leading provider of business applications software and a strategic partner of Pitney Bowes, to link its Siebel 7 Call Center and Siebel 7 Marketing with mailing operations. We are using this technology in our own call centers and service management systems.

TSYS®, a global payments processor with a leading print and mail facility, is using our OnRoute™ Mail Tracking Solutions to obtain more real-time information regarding the status of mail within the U.S. Postal Service system. You can learn about this solution on page 15.

A word here about our Management Services operation, which has a critical role in our enterprise document management strategy. Growth in our outsourcing business was hampered in 2003, as business in the legal and financial services industries remained sluggish, resulting in declining mail and copy volumes.

Our plan is to standardize our offerings and sharpen our focus in select vertical markets. We launched our first vertical offering in 2003 with the acquisition of DDD Company, now operating as Pitney Bowes Government Solutions, providing federal government outsourcing services.

Streamlining Our Infrastructure
Over the last three years, we have been upgrading our internal systems to give us the scalability needed to grow revenue and improve quality without growing costs. This work will also help provide the internal controls needed to meet the end-of-2004 deadline for complying with provisions of the Sarbanes-Oxley Act — the governance reform law whose main provisions tighten corporate controls and financial reporting requirements.

In 2003, we made significant progress in upgrading and automating our customer-facing processes and integrating our North American product and parts distribution system. We also implemented SAP enterprise software to automate our human resource systems. This enabled us to consolidate multiple payroll systems and create auditable, streamlined processes for time and attendance recording, payroll processing and online recruiting.

Our adoption of Six Sigma methodology is helping to improve our internal operations, better serve our customers and achieve significant ongoing savings.

These process improvements helped us reduce general and administrative expenses by more than $24 million in 2003 and moved us closer to our goal of reducing G&A expense as a percentage of revenue by 2 percentage points.

Improved processes also helped boost customer satisfaction with the post-sale installation of our new hardware and software to over 96 percent, the highest ever.

Developing Talent and Promoting Diversity

CEO Magazine and Hewitt Associates ranked us among the top 20 companies for leadership development in 2003, reflecting our strong commitment to identifying and developing future leaders from our diverse and talented community of employees.

We now have candidates ready to succeed the incumbent for 90 percent of our senior positions, an all-time high that reflects our commitment to succession planning. We will continue to focus on our ultimate goal of having two candidates ready to succeed each incumbent for 100 percent of our key positions.

Adhering to the Highest Standards of Corporate Governance

The Board of Directors takes pride in its independence, well-crafted governance practices and oversight of company management and strategy. The Board recently updated the Governance Principles to reflect the final New York Stock Exchange listing standards. The Governance Principles are reprinted in the proxy statement and are also available on the Company's governance website at www.pb.com/corporategovernance.

In addition to protecting long-term stockholder interests, the Board is attentive to stockholder concerns. In the fourth quarter of 2003, at the recommendation of the Governance Committee, the Board terminated the Rights Plan, commonly known as a poison pill. The Governance Committee had evaluated the Rights Plan in light of many factors, including the increased level of interest by stockholders in reconsideration of the Plan. The Board has a fiduciary responsibility to the stockholders, which includes protecting them from a sale of the Company at an inadequate price. However, the Directors concluded that continual maintenance of a Rights Plan in the absence of such a threat is not necessary.

Looking Ahead to 2004

As you can see, we demanded a lot of ourselves in 2003. I am proud to say that the people of Pitney Bowes proved themselves up to the challenge. You will find some of them pictured in this Annual Report. But I want to thank all Pitney Bowes employees for their good work.

We are confident that the rewards of our work in 2003 will be sustainable, long-term growth and enhanced shareholder and customer value.

Our priorities in 2004 are to continue our transformation programs and execute on our mailstream and document management growth strategies. Since 2000, we have transformed the Company in a difficult economic environment. If we continue to execute successfully, we are well positioned to grow in the years ahead.

Michael J. Critelli

Michael J. Critelli
Chairman and Chief Executive Officer

Turning business communication into dynamic conversation. This is what excites us most. In the next pages, we'll tell you about some of the benefits we're delivering to clients. Practical solutions born out of our spirit of innovation, which has generated more than 3,500 patented breakthroughs in the field of mail and documents.

ONLINE MAIL CENTERS TO SPEED E-COMMERCE.

PRESORT SERVICES TO REDUCE COSTS.



MAIL TRACKING THAT IMPROVES CUSTOMER RELATIONSHIPS.



NETWORKED SERVICES THAT INCREASE PRODUCTIVITY.



SMART STATEMENTS THAT DRIVE ADDITIONAL REVENUE.



BUSINESS RECOVERY TO MEET CUSTOMER COMMITMENTS.





CLICK IT AND SHIP IT.
NOW, THERE'S NOTHING VIRTUAL ABOUT THAT.



SPEED E-COMMERCE WITH THE FIRST BROWSER-BASED INTERNET POSTAGE TECHNOLOGY.

eBay®, the World's Online Marketplace®, brings together millions of entrepreneurs, large and small. Now it offers users a virtual mailroom. Sellers can pay for postage, print labels and track packages from their desktops. And, with free Carrier Pickup from the U.S. Postal Service, they can send packages on their way without stepping outside.



preferred shipping service for
ebay
US POSTAGE PAID
Pitney Bowes 024P0007635368
RITY MAIL®

→ The Pitney Bowes Team for eBay *(from left to right)* **Rudy Chang, Erik Monsen, Kostas Vassilaskis, John Campo, David Chamberlin, Anuja Ketan**

HOW WE DO IT

eBay turned to Pitney Bowes and the U.S. Postal Service for a solution to make shipping easier. The result is a superior online postage application. Pitney Bowes integrated our flexible Web-based Internet postage technology with PayPal®, eBay's secure payment system. The solution is compatible with major operating systems and browsers, and it requires no software download.

A FEW PENNIES SAVED x HUGE MAILINGS = KA-CHING!



SLASH COSTS AND SPEED DELIVERY WITH ADVANCED PRESORTING OF FIRST- AND STANDARD-CLASS MAIL.

DST OUTPUT

Pitney Bowes is helping DST Output, one of the nation's largest mailers, earn a portion of its postage discounts and expedite delivery by presorting a portion of its mail before it reaches the U.S. Postal Service.






PITNEY BOWES
$ 000.29²
000 JAN 01 2003
ROM ZIP CODE 10014

Jean M. Gallagher
→ Client Services Representative, PSI Group

NOW, FIND OUT HOW

Pitney Bowes' PSI Group has invested millions in Multi-Line Optical Character Recognition that reads thousands of addresses an hour. Our scanners check each address — embedded into an 11-digit delivery point barcode — against the U.S. Postal Service's database using FASTforward® technology. PSI Group delivers your mail to the designated postal facility — or takes it directly to the airport or surface transportation hub for shipment to the destination city. Every minute we save you in this process translates into real postal and operational savings.

DON'T CALL. THE CHECK'S IN THE MAIL. REALLY.



U.S. MAIL
APPROVED BY THE POSTMASTER GENERAL

INTELLIGENT MAILING SYSTEMS LET YOU KNOW WHEN TO CALL — AND WHEN NOT TO.

TSYS®

A leading payment services company and the largest First-Class mailer in the southeastern United States, TSYS® mails 34 million monthly statements for major U.S. banks without a hitch. Now it knows when a statement is on its way or when a payment was mailed back, so a bank doesn't bother a customer with an unnecessary collection call. Instead, the bank can make a follow-up call to someone who just received a promotion in the mail.



Joann Martin
→ Vice President, Global Business Strategy
and Engagement Manager for TSYS

HOW IT'S DONE

TSYS uses our Customer Communication Management solutions, starting with StreamWeaver® software, which generates the tracking barcodes used by the U.S. Postal Service. The mail is then produced and monitored with our state-of-the-art APS™ Series Advanced Productivity System, which processes 22,000 pieces an hour. Our Web-based portal solution, DFWorks™, captures data on the promotions and remits associated with each mail piece in real time. Our OnRoute™ Mail Tracking Solutions then collect the USPS status of each mail piece, both inbound and outbound.

ON-DEMAND SERVICES THAT SAVE YOU TIME. BIG TIME.



CONNECT YOUR MAIL SYSTEMS TO REAL-TIME INFORMATION. TRACK AND MANAGE COSTS, GET MAIL SERVICES AND RECEIVE AUTOMATIC SOFTWARE UPDATES.

RIBA

The Royal Institute of British Architects (RIBA) needed a way to keep more than 1,500 pieces of mail flowing daily for its 32,000 professionals. Yet just a small part of the process — updating postal accounts — took several hours to complete. Now with Pitney Bowes' help, the entire mailing can be done in a fraction of the time.


Pitney Bowes
Key In Postage Mode
0028
Class:

Elvis Fair
→ Senior Sales Consultant on the RIBA account

NOW, FIND OUT HOW

A Pitney Bowes DM Series™ Digital Mailing System with IntelliLink™ technology allows RIBA to obtain value-added services on an easy-to-use command screen. Capable of handling a diverse array of mail, the system can feed, seal and affix postage to envelopes at speeds up to 260 pieces a minute. Meanwhile, our MeterNet™ accounting and consolidation software captures the postage data in real time, integrates information and provides a detailed breakdown of expenditures. Its powerful analytical tools produce statistics that can help manage productivity and reduce postal costs.

TURN YOUR BILL INTO A BEST SELLER.



DRIVE ADDITIONAL REVENUE WITH A MESSAGE INDIVIDUALIZED FOR EACH CUSTOMER.

Jersey Post

The Island of Jersey off the coast of France is today home to a growing number of international financial institutions. Pitney Bowes is enabling Jersey Post to offer this sophisticated clientele access to multi-channel customer communication. Like many of its counterparts around the world, Jersey Post is moving to offer value-added services like end-to-end statement processing. With Pitney Bowes solutions, Jersey Post can create personalized marketing messages in outgoing statements. Then send them either online, on paper, or both.



Dear Katherina,
would you like
better interest
our mortgage

Michael Shea
→ Manager, Enterprise System Engineering, and System Engineer for Jersey Post

SEE HOW IT'S DONE

Jersey Post uses StreamWeaver® print stream manager to process customized marketing messages and select the inserts to accompany each statement. For mail processing, Jersey Post uses three high-volume inserters from Pitney Bowes — an 8 Series™, a 9 Series™ and a FlowMaster® FX10 Series. Simultaneously, StreamWeaver® software can send statement data to a D3® Digital Document Delivery server for electronic presentment to customers and the processing of payments.

THESE DAYS THERE IS NO SUCH THING AS TOO MANY REDUNDANCIES. THESE DAYS THERE IS NO SUCH THING AS TOO MANY REDUNDANCIES.



PREPARE FOR DISASTERS OR PEAK PRODUCTION PERIODS WITH BACKUP PRINT AND DOCUMENT MANAGEMENT SERVICES.

FINANCIAL SERVICES COMPANIES

Disaster is no excuse when it comes to getting legally required communications into customers' hands on time. That's why some of the nation's largest financial services companies rely on Pitney Bowes to produce and mail account statements, trade confirmations, checks and other mission critical documents in the event they cannot do so.





→ Business Recovery Services Team
(clockwise from top)

Francisco Cerro
Natalia Loaiza
Troy Robinson
Jackeline Osorio

THIS IS HOW WE DO IT

Backing up data is all well and good. But you'll still need printing and mailing support when work stops. Pitney Bowes' ISO-registered mail and document recovery center downloads your data and offers continuous laser or cut sheet printing, including MICR and spot color. With our Direct Connect Inserter Control System and Pitney Bowes Intelligent Inserters you can have complete confidence in the quality of your outgoing customer communications.

Now, let's sweat the details.

You've seen a handful of our solutions. Now, find out more about what goes into them. In the next few pages, you'll see some of the software, services, systems and R&D that help us deliver cost savings and profit opportunities for our customers.

SOFTWARE THAT ADDS INTELLIGENCE.

Too often, customer communication is treated as a series of discrete steps performed in different corporate silos — marketing, billing, sales and customer service. The result? Lost opportunities to develop deeper relationships with customers. Pitney Bowes has developed software solutions that link business communication into one continuous flow.

Give customers the choice — paper, electronic or both Our D3™ Digital Document Delivery software generates digital transactional documents from the same data used to create the paper versions. D3™ software supports electronic payments and other business processes.

Obtain mail services online Update postal rates, confirm delivery of mail and access other services on the Internet with IntelliLink™ technology for our DM Series™ Digital Mailing Systems.



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Monitor mailing costs Track postage spending by department or client, measure efficiency and analyze productivity of your mail processing and shipping operations with Budget Manager.

Optimize shipping Select the right carrier for your needs, reduce transportation and logistics costs and streamline mail and shipment processing with our Ascent™ software. And with our DeliverAbility™ shipping system, hundreds of retail sites now provide their customers with seven-day-a-week access to carrier shipping services.

Streamline your document production The leading print-stream engineering technology, StreamWeaver™ software supports advanced hard copy printing and digital distribution. StreamWeaver™ software allows you to modify, customize and enhance print-ready files from a range of business applications.

Know where your mail is — whether it's coming or going OnRoute™ Mail Tracking Solutions capture the USPS status of each mail piece, both inbound and outbound. Arrival™ software tracks incoming mail and parcels from the moment they are scanned by your mail center to the time they are handed to the intended recipient.

SERVICES THAT PROMOTE EFFICIENCIES.

Pitney Bowes provides a full range of mail and document management services so you can focus on what you know best — your core business. We use best-in-class processes, the latest technologies and highly motivated people to help you cut costs, improve cycle time and raise the overall quality of your communications.

Save money and expedite delivery with our presorting solutions Our PSI Group consolidates and presorts mail, helping our customers earn postage discounts and expediting delivery of their mail.

Create perfect documents with ease We use the latest document creation technologies to generate messages to connect with customers.

Print and copy documents with speed and efficiency Our flexible print and copy solutions, including integrated print-on-demand services, fleet asset management, on- and off-site document solutions centers and business recovery services, deliver high-quality output at progressively lower costs.







Deliver communications quickly, securely and economically Our expertise in mailing and shipping can boost bottom-line results. Our staff can show you how to improve the ergonomics and workflow of your production facilities.

Increase the value of documents with reliable storage and easy retrieval Our advanced digital imaging and records management services improve workflow processes and information access, helping to enhance responsiveness to customer needs.

Increase efficiency with flexible payment and online services We offer a wide range of value-added services to more than 1 million registered users of My Account on pb.com, including our Postage By Phone® service and the Purchase Power® and Postal Privilege® lines of credit. We also offer a variety of flexible financing options to acquire Pitney Bowes solutions.

SYSTEMS THAT SPEED COMMUNICATION.

Effective communication requires a lot more than getting the mail out the door. Our systems enable you to create customer communications that make their mark with their professional appearance and customized marketing messages.

Make mailing as easy as 1, 2, 3 Our DM Series™ Digital Mailing Systems seal, weigh and apply postage at speeds up to 260 envelopes a minute.

Save time and money with solutions for small business Tailor-made for small business, Pitney Bowes' low-volume mailing systems provide unmatched convenience and the opportunity to save money by applying just the right amount of postage every time.



Connect with your customers even before they open the envelope Our addressing systems can print personalized marketing messages and graphics in color on envelopes, postcards, flats and mailers.

Get the right message to the right customer with intelligent inserters Assemble effective mail pieces with a wide range of inserters. Our DI Series FastPac™ Inserting Systems process up to 4,200 pieces an hour. Our high-integrity production systems such as the APS™ Series Advanced Productivity System processes up to 22,000 pieces per hour.

Make quick work of sorting mail With the intelligent line of Olympus™ II Mail Sorting Solutions with Multi-Line Optical Character Recognition (MLOCR) technology, you can transform the physical mailstream into easily accessible data, while efficiently sorting outgoing, incoming and inter-office mail at speeds up to 36,000 pieces per hour.

RESEARCH THAT CENTERS ON THE CUSTOMER.

Our Advanced Concepts and Technology Group (AC&T) is not just a think tank, but also an incubator for practical solutions to real customer problems. We believe that successful innovation requires both great technology and a deep understanding of emerging customer needs. As a result, our approach to innovation is multidisciplinary and customer-centered.

The AC&T organization consists of two parts: the *Innovation Pipeline*, where we create new product and business concepts, and the *Tech Labs*, where we track, evaluate, develop and apply technologies that are critical to the future of the company.

We go right to the source to identify customer needs Our *Innovation Pipeline* puts customers front and center when developing ideas for new products and



services. Our process often begins at a customer site, where our researchers acquire in-depth insight into real-world communications challenges. We then develop a working model, which we refine through close participation with customers and users. This approach allows us to innovate in the context of a customer's workflow so new inventions generate powerful business improvements.

We plan for the future by helping to invent it Our *Tech Labs* help customers prepare for the future by exploring emerging technologies that are poised to affect our lives and work in revolutionary ways. In doing so, we invent solutions that mitigate the often disruptive nature of technology while creating solutions that help customers leverage technological advances to enhance profitability. We are currently focused on technologies to help customers manage paper in a networked world, maintain security in the face of increasingly sophisticated threats and improve business through intelligent software.

FINANCIAL HIGHLIGHTS FROM OUR CFO

We achieved solid financial results in 2003. We met our revenue, earnings and cash flow objectives, and we substantially increased the company's financial flexibility in support of our growth strategies. We also delivered a total return to our shareholders of 28 percent, which consisted of a stock price increase of 25 percent and our dividend yield of 3 percent.

We grew our revenue by 4 percent to a total of $4.6 billion. Favorable currency rates contributed about 3 percent to our growth and were largely responsible for strong growth in our international operations (15 percent growth rate for non-U.S. operations, compared with 1 percent in the U.S.).

Our revenue growth also was affected positively by the acquisitions of PSI Group and DDD Company, and negatively by our decision to reduce our exposure to non-core financing. On an "organic" basis (without the effects due to currency and strategic actions), our revenue growth rate was slightly positive for the year.

We met our earnings per share guidance each quarter. Excluding "special items" (e.g. restructuring charges, one-time write-offs) our adjusted earnings per share from continuing operations was $2.41 in 2003, compared with $2.37 in 2002. If we exclude the impact of non-core financing, our adjusted earnings grew by 6 percent (from $2.13 to $2.25 per share).

On a GAAP basis, our earnings per share was $2.11 in 2003, which compares with $1.97 in 2002. On page 29, we provide a reconciliation between these GAAP numbers and our adjusted results. The most significant special item during 2003 was an after-tax restructuring charge of $75 million, which primarily reflects our actions to outsource manufacturing and streamline our infrastructure.

We generated over $850 million of cash from operations and exceeded our target for "free cash flow" (cash from operations less capital expenditures). We also obtained over $300 million of cash from our reduced investment in non-core financing. As a result, we were able to increase our dividend rate, repurchase $200 million of common stock and reduce our total debt outstanding by about $400 million.

We also restructured our debt to lengthen the average maturity and to reduce our exposure to potentially higher interest rates. As of the end of 2003, about 80 percent of our debt was long-term and about 70 percent had a fixed interest rate.

As we look to 2004, we are optimistic about the prospects for an improving global economy. However, because of our relatively high percentage of recurring revenue (about 77 percent in 2003), we tend to lag the overall economy, and it generally takes four quarters before we see the full effects of an economic upturn in our results. In addition, we will experience another year-over-year decline in earnings from non-core financing, and we will incur higher benefits and other non-controllable expenses. However, while these factors will constrain our earnings growth in 2004, we project that they will have a lesser impact in future years.

We remain steadfastly committed to delivering shareholder value and are confident that we have the business model, growth strategies and financial flexibility to make Pitney Bowes a compelling investment for the foreseeable future.

Bruce Nolop

Bruce Nolop
Executive Vice President and
Chief Financial Officer

SUMMARY OF SELECTED FINANCIAL DATA

Dollars in thousands, except per share amounts

For the year	**2003**	2002	2001
As reported			
Revenue	**$4,576,853**	$4,409,758	$4,122,474
Income from continuing operations	**$494,847**	$437,706	$514,320
Diluted earnings per share from continuing operations	**$2.10**	$1.81	$2.08
Cash provided by operating activities	**$851,261**	$502,559	$1,035,887
Depreciation and amortization	**$288,808**	$264,250	$317,449
Capital expenditures	**$285,681**	$224,834	$256,204
Cash dividends per share of common stock	**$1.20**	$1.18	$1.16
Average common shares outstanding	**236,165,024**	241,483,539	247,615,560
Total assets	**$8,891,388**	$8,732,314	$8,318,471
Total debt	**$3,573,784**	$3,968,551	$3,494,310
Stockholders' equity	**$1,087,362**	$853,327	$891,355
Total employees	**32,474**	33,130	32,724
As adjusted			
EBIT	**$1,002,628**	$1,011,781	$996,902
Income from continuing operations	**$569,471**	$572,011	$556,274
Diluted earnings per share from continuing operations	**$2.41**	$2.37	$2.25
Free cash flow	**$688,331**	$681,964	$646,610
EBIT to interest	**6.1x**	5.6x	5.4x

Please refer to page 29 for a discussion on the presentation of adjusted financial results and a reconciliation of adjusted results to results reported in accordance with generally accepted accounting principles (GAAP).

RECONCILIATION OF REPORTED CONSOLIDATED RESULTS TO ADJUSTED RESULTS

Dollars in thousands, except per share amounts

For the year	2003	2002	2001
GAAP income from continuing operations before income taxes, as reported	**$721,091**	$619,445	$766,384
Capital services charges	**-**	213,182	-
Contributions to charitable foundations	**10,000**	-	-
Legal settlements, net	**(10,117)**	-	(338,097)
Restructuring charges	**116,713**	-	116,142
Cost of meter transition	**-**	-	268,300
Income from continuing operations before income taxes, as adjusted	**837,687**	832,627	812,729
Provision for income taxes, as adjusted	**268,216**	260,616	256,455
Income from continuing operations, as adjusted	**569,471**	572,011	556,274
Interest expense, net	**164,941**	179,154	184,173
Provision for income taxes, as adjusted	**268,216**	260,616	256,455
EBIT	**$1,002,628**	$1,011,781	$996,902
GAAP diluted earnings per share, as reported	**$2.11**	$1.97	$1.97
Income from discontinued operations	**(0.01)**	(0.16)	0.10
GAAP diluted earnings per share from continuing operations, as reported	**$2.10**	$1.81	$2.08
Capital services charges	**-**	0.56	-
Contributions to charitable foundations	**0.03**	-	-
Legal settlements, net	**(0.03)**	-	(0.82)
Restructuring charges	**0.32**	-	0.30
Cost of meter transition	**-**	-	0.68
Diluted earnings per share from continuing operations, as adjusted	**$2.41**	$2.37	$2.25
GAAP net cash provided by operating activities, as reported	**$851,261**	$502,559	$1,035,887
Capital expenditures	**(285,681)**	(224,834)	(256,204)
Free cash flow	**565,580**	277,725	779,683
Pension plan investment	**50,000**	338,579	30,000
Contributions related to charitable foundations	**10,000**	-	-
Payments related to restructuring charges	**62,751**	49,032	49,065
Payments related to legal settlements, net	**-**	11,856	(243,391)
Spin-off of Imagistics International Inc.	**-**	4,772	31,253
Free cash flow, as adjusted	**$688,331**	$681,964	$646,610

The sum of the earnings per share amounts may not equal the totals above due to rounding.

Management believes this presentation provides a reasonable basis on which to present the adjusted financial information. The Company's financial results are reported in accordance with generally accepted accounting principles (GAAP). The earnings per share and free cash flow results are adjusted to exclude the impact of special items such as restructuring charges and write downs of assets, which materially impact the comparability of the Company's results of operations. The use of free cash flow has limitations. GAAP cash flow has the advantage of including all cash available to the company after actual expenditures for all purposes. Free cash flow is the amount of cash that management could have available for discretionary uses if it made different decisions about employing its cash. It adds back long-term commitments such as capital expenditures and pension plan contributions, as well as special items such as charitable contributions and cash used for restructuring charges. Each of these items use cash that is not otherwise available to the company and are important expenditures. Management compensates for these limitations by using a combination of GAAP cash flow and free cash flow in doing its planning.

The adjusted financial information and certain financial measures such as EBIT and EBIT to interest are intended to be more indicative of the ongoing operations and economic results of the Company. EBIT excludes interest and taxes, and as a result, has the effect of showing a greater amount of earnings than net income. The Company believes that interest and taxes, though important, do not reflect management effectiveness as these items are largely outside of their control. In assessing performance, the Company uses both EBIT and net income.

This adjusted financial information should not be construed as an alternative to our reported results determined in accordance with GAAP. Further, our definition of this adjusted financial information may differ from similarly titled measures used by other companies.

DIRECTORS AND CORPORATE OFFICERS*

Directors

Linda G. Alvarado
President and Chief Executive Officer
Alvarado Construction, Inc.

Colin G. Campbell
Chairman and President
The Colonial Williamsburg Foundation

Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes Inc.

Jessica P. Einhorn
Dean
Paul H. Nitze School of Advanced International Studies
of the Johns Hopkins University

Ernie Green
President
Ernie Green Industries, Inc.

Herbert L. Henkel
Chairman, President and Chief Executive Officer
Ingersoll-Rand Company Limited

James H. Keyes
Retired Chairman
Johnson Controls, Inc.

John S. McFarlane
Chief Executive Officer
Ascendent Telecommunications Inc.
Effective March 1, 2004

Eduardo R. Menascé
President
Enterprise Solutions Group
Verizon Communications Inc.

Michael I. Roth
Chairman and Chief Executive Officer
The MONY Group Inc.

David L. Shedlarz
Executive Vice President and Chief Financial Officer
Pfizer Inc.

Robert E. Weissman
Retired Chairman
IMS Health Incorporated

Corporate Officers

Michael J. Critelli
Chairman and Chief Executive Officer

Brian M. Baxendale
Senior Vice President and
President, Enterprise Relationship Development
Effective February 9, 2004

Dessa M. Bokides
Vice President and Treasurer

Gregory E. Buoncontri
Senior Vice President and Chief Information Officer

Amy C. Corn
Vice President, Secretary and Chief Governance Officer

Karen M. Garrison
Executive Vice President
Effective February 9, 2004

Arlen F. Henock
Vice President, Finance, Global Enterprise Solutions
and Chief Tax Officer, PBI
Effective February 9, 2004

Luis A. Jimenez
Senior Vice President and Chief Strategy Officer

Matthew S. Kissner
Executive Vice President and
Group President, Global Enterprise Solutions
Effective February 9, 2004

Murray D. Martin
Executive Vice President and
Group President, Global Mailstream Solutions
Effective February 9, 2004

Michele Coleman Mayes
Senior Vice President and General Counsel

Bruce P. Nolop
Executive Vice President and Chief Financial Officer

Fred M. Purdue
Vice President and General Manager, Business Processes

Johnna G. Torsone
Senior Vice President and Chief Human Resources Officer

Joseph E. Wall
Senior Vice President and Chief Technology Officer

Stockholders may visit the Pitney Bowes corporate governance website at www.pb.com/corporategovernance for information concerning the Company's governance practices, including the Governance Principles of the Board of Directors, charters of the committees of the Board, the Company's Business Practices Guidelines and the Directors' Code of Business Conduct and Ethics. Stockholders who wish to obtain copies of these documents may do so by writing to the corporate secretary at our headquarters address.

*Information as of December 31, 2003, except as otherwise noted.

STOCKHOLDER INFORMATION

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-0700
(203) 356-5000
www.pb.com

Annual Meeting
Stockholders are cordially invited to attend the 2004 Annual Meeting at 9:00 a.m., Monday, May 10, 2004, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 12, 2004. Please refer to the Proxy Statement for information concerning admission to the meeting.

10-K Report
Accompanying this Annual Report to Stockholders is a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. Additional copies of the Company's Form 10-K will be sent to stockholders free of charge upon written request to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-0700

Stock Exchanges
Pitney Bowes common stock is traded under the symbol "PBI." The principal market which it is listed on is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Comments concerning the Annual Report should be sent to:
MSC 6309
Director, Marketing Services
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-0700

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:
MSC 6140
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926-0700

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
PO Box 43010
Providence, RI 02940-3010
Stockholders may call EquiServe at (800) 648-8170
www.equiserve.com

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (781) 575-2692, for foreign holders (781) 575-2725, or by writing to the address above.

Dividend Reinvestment Plan
Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends
For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information
Dividends per common share

QUARTER	2003	2002
FIRST	$ .30	$ .295
SECOND	.30	.295
THIRD	.30	.295
FOURTH	.30	.295
TOTAL	$1.20	$1.18

Quarterly price ranges of common stock

2003 QUARTER	HIGH	LOW
FIRST	$ 34.34	$ 29.45
SECOND	$ 39.60	$ 31.60
THIRD	$ 40.38	$ 36.23
FOURTH	$ 42.75	$ 38.00

2002 QUARTER	HIGH	LOW
FIRST	$ 44.15	$ 37.43
SECOND	$ 44.41	$ 38.39
THIRD	$ 40.33	$ 29.98
FOURTH	$ 36.80	$ 28.55

Trademarks
Arrival, Ascent, D3, FlowMaster, Postage By Phone and StreamWeaver are all registered trademarks of Pitney Bowes. Engineering the flow of communication, as well as 8 Series, 9 Series, APS, DeliverAbility, IntelliLink, DFWorks, DM Series, FastPac, MeterNet, Olympus, OnRoute, Postal Privilege and Purchase Power are trademarks of Pitney Bowes Inc. All other trademarks, service marks or registered trademarks are owned by their respective companies.

MAJOR INTERNATIONAL LOCATIONS

HEADQUARTERS
Asia
Pitney Bowes Asian Operations
10th Floor, Beverly House
93-107 Lockhart Road
Wanchai, Hong Kong
T: (852) 2528 9011
F: (852) 2527 4077

Europe, Africa, Middle East (EAME)
Pitney Bowes EAME
The Pinnacles, Harlow
CM19 5BD, UK
T: 44 8705 252525
F: 44 8705 449450

Pitney Bowes Document Messaging
Technologies International
Raleigh Way, Feltham
TW13 7NQ, UK
T: 44 20 8465 4600
F: 44 20 8465 4647

Pitney Bowes Financial
Solutions Europe
The Pinnacles, Harlow
CM19 5BD, UK
T: 44 8702 410860
F: 44 8702 415248

Pitney Bowes Management
Services International
New City Court
20 St Thomas Street
London, SE1 9RS, UK
T: 44 20 7415 3000
F: 44 20 7415 3001

Latin America and Caribbean
Pitney Bowes Latin America
2424 North Federal Highway
Suite No. 360
Boca Raton, FL 33431, USA
T: (561) 347 2040
F: (352) 347 2041

OFFICES BY COUNTRY
Australia
Pitney Bowes Australia Pty.
95 St Hilliers Road
Auburn, NSW 2144, Australia
T: (61)(2) 9475 3456
T: 13 23 63 (within Australia)
F: (61)(2) 9475 3415

Austria
Pitney Bowes Austria Ges.m.b.H.
Hosnedlgasse 35, Postfach 19
A-1220 Wien, Austria
T: 43 1 2583 621
F: 43 1 2583 62134

Belgium
Pitney Bowes België N.V.
Zandvoortstraat 4
B-2800 Mechelen, Belgium
T: 32 15 294 611
F: 32 15 294 694

Canada
Pitney Bowes Canada Ltd.
5500 Explorer Drive
Mississauga, Ontario
Canada
L4W 5C7
T: 905 219 3000
F: 905 219 3826

China
Pitney Bowes China
Unit 1116, 11/F, Tower 2
Henderson Center
No. 18 Jianguomennei Ave.
Dongcheng District
Beijing 100005, China
T: (86) 10 6518 3035
F: (86) 10 6518 7375

Denmark
Pitney Bowes A/S
Blok G, Ground Floor
Herstedostervej 27-29
DK-2620 Albertslund, Denmark
T: 45 70 221 223
F: 45 70 221 243

Finland
Pitney Bowes Oy
PL 109 (Melkonkatu 9)
00211 Helsinki, Finland
T: 358 9 682 4060
F: 358 9 692 6227

France
Secap Groupe Pitney Bowes
11, Rue des Bretons
St Denis la plaine
93218 Cedex, France
T: 33 1 4946 73 02
F: 33 1 4946 74 20

Pitney Bowes Document
Messaging Technologies
Espace Clichy
Batiment Andromede
82 Rue de Villeneuve
92587 Clichy Cedex
Paris, France
T: 33 1 4127 48 00
F: 33 1 4127 47 07

Pitney Bowes Management
Services France SAS
26 Rue Villiot
F-75012 Paris, France
T: 33 1 4001 48 06
F: 33 1 4001 49 14

Germany
Pitney Bowes Deutschland GmbH
Tiergartenstrasse 7
64646 Heppenheim, Germany
T: 49 62 52 708 100
F: 49 62 52 733 54

Pitney Bowes Document
Messaging Technologies
Gruner Weg 8
61169 Friedberg, Germany
T: 49 6031 870
F: 49 6031 87308

Pitney Bowes Management
Services Deutschland GmbH
Heidelberger Strasse 59
68519 Viernheim, Germany
T: 49 62 04 96 86 0
F: 49 62 04 96 8687

Ireland
Pitney Bowes Ireland Ltd
Unit 14
Parkmore Industrial Estate
Longmile Road, Walkinstown
Dublin 12, Eire
T: 3531 4608 700
F: 3531 4509 729

Italy
Pitney Bowes Italia S.r.l.
Via Martiri della Liberta 4/6
20060 Liscate MI
Milan, Italy
T: 39 0295 009 228
F: 39 0295 351 210

Japan
Pitney Bowes Japan
Togoshi NI Building, 7-1
Togoshi, 1-Chome
Shinagawa-ku, Tokyo
142-0041, Japan
T: (81 (3) 5750 4111
F: (81) (3) 5750 4405

Korea
Pitney Bowes Korea Ltd.
6 Floor, Taerim Building
680-24, Chayang-2 Dong
Kwangjin-ku, Seoul, 143-874
Korea
T: 822 458 6111
F: 822 458 6110

Luxembourg
Pitney Bowes Luxembourg S.A.R.L.
Route Des Trois Cantons 9
L-8399 Windhof, Luxembourg
T: 26 10 88 66
F: 26 10 88 68

Mexico
Pitney Bowes de Mexico, S.A. de C.V.
San Francisco # 1393
Colonia del Valle
Delegacion Benito Juarez
Mexico City, D.F.
C.P. 03210, Mexico
T: 525 55 559 0977
F: 525 55 559 8899

Netherlands
Pitney Bowes Netherlands B.V.
Postbus 4263
3006 AG Rotterdam
The Netherlands
T: 31 10 242 11 00
F: 31 10 242 11 40

Norway
A.S. Frankering
Stalfjaera 26
Postboks 100 Kalbakken
N-0902 Oslo 9, Norway
T: 47 2 333 9300
F: 47 2 333 9309

Portugal
Pitney Bowes Portugal
Sociedade Unipessoal, LDA
Rua Alfredo Lopes Vilaverde
Number 15, Letter B
Paco des Arcos, Deiras
Portugal
T: 351 21 441 51 53
F: 351 21 441 02 79

South Africa
Pitney Bowes South Africa
PO Box 31025, Kyalami 1684
South Africa
T: (27) 1 1516 9400
F: (27) 1 1516 9429

Spain
Pitney Bowes Espana SA
N1 Escalera C. Panta 1
Anton Fortuny 14-16
08950 Esplugues de Llobregat
Barcelona, Spain
T: 34 9348 03431
F: 34 9347 35246

Sweden
Pitney Bowes Svenska AB
PO Box 408, Hammarbacken 12
Haggvik, 191 24 Sollentuna
Stockholm, SE19149, Sweden
T: 468 555 33 201
F: 468 272 072

Switzerland
Pitney Bowes Switzerland AG
Vogelsangstrasse 17
CH-8307 Effretikon, Switzerland
T: 41 52 354 5757
F: 41 52 354 5700

Thailand
Pitney Bowes Thailand
19/F, 719 KPN Tower
Rama 9 Road, Bankapi Huaykwang
Bangkok 1310, Thailand
T: 662 717 0588
F: 662 717 0766

UK
Pitney Bowes Ltd
The Pinnacles, Harlow
CM19 5BD, UK
T: 44 8705 252 525
F: 44 8705 449 450

Pitney Bowes Document
Messaging Technologies
Raleigh Way, Feltham
TW13 7NQ, UK
T: 44 208 465 4600
F: 44 208 465 4647

Pitney Bowes Management Services
Brindley House
Corner Hall, Hemel Hempstead
HP3 9YT, UK
T: 44 1442 416 086
F: 44 1442 416 167

Pitney Bowes serves more than
2 million businesses worldwide
through direct and dealer operations.

Pitney Bowes

Engineering the flow of communication™



Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, CT 06926-0700
(203) 356-5000
www.pb.com